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                           August 3, 2023

       Monica Poole
       Manager of XIV-I MANAGER LLC, the Company   s Manager
       XIV-I INVEST 1, LLC
       5784 Lake Forrest Drive, Suite 209
       Atlanta, Georgia 30328

                                                        Re: XIV-I INVEST 1, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed July 25, 2023
                                                            File No. 024-12139

       Dear Monica Poole:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Nick Antaki